In light of the legal and regulatory provisions mentioned below, the Board of Directors of the National Energy Commission, Comisión Nacional de Energía, (CNE) in its meeting held on 26 April 2007,

RESOLVED:

ONE.  To authorize ENEL ENERGY EUROPE S.r.l. to acquire a stake in ENDESA, S.A. up to a percentage that will not trigger the obligation to make a tender offer under applicable law.

TWO.  ENEL ENERGY EUROPE S.r.l. will report quarterly to the CNE on changes to its shareholding in ENDESA, S.A., including the degree of influence that it is able, on its sole judgement, to exercise, and the representation of ENEL ENERGY EUROPE S.r.l. in the corporate governance bodies of ENDESA, S.A.  ENEL ENERGY EUROPE S.r.l. will also update the CNE in respect of any material developments thereto.

THREE. The CNE will review the current terms of this authorization, if due to supervening circumstances ENEL ENERGY EUROPE S.r.l. becomes able to jointly or individually control ENDESA, S.A.

FOUR. Notwithstanding the above, given that ENEL ENERGY EUROPE S.r.l. is acquiring a significant influence in ENDESA, S.A., it will promote the following policies:

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ENDESA, S.A. shall remain the holding company of its group, retaining its corporate address, corporate governance bodies and management in Spain; and

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The resources generated by ENDESA, S.A. shall be applied on a priority basis to finance and execute its committed gas and electricity investment plans relating to regulated activities in transport and distribution and investments in strategic assets which are outlined in (1) ENDESA S.A.’s most recent investment plans as announced for the period 2006-2011, (2) the report “Gas and Electricity Planning, Development of Transport Networks 2002-2012” approved by the Spanish Cabinet of Ministers and submitted to Spain’s Parliament, and (3) the “Framework Report on electricity and natural gas demand and its coverage” prepared by the CNE.

FIVE. When required by the CNE and at least once every six months, ENEL ENERGY EUROPE S.r.l. will report to the CNE in detail on the strategy of the ENEL group for ENDESA, S.A. to the extent that such strategy could affect the Spanish general interest or Spanish public safety. Regulated activities and other activities subject to administrative review under Function 14 of the Additional Provision 11th, 3rd, 1 of the Law 34/1998 of October 7 on the Hydrocarbon Sector, will be deemed strategic for these purposes. ENEL ENERGY EUROPE S.r.l. will submit the agenda of the shareholders and board meetings of ENDESA, S.A. to the CNE as soon as such meetings are convened.

SIX. Within the 10-day period following the abovementioned shareholders and board meetings of ENDESA, S.A., ENEL ENERGY EUROPE S.r.l. will report to the CNE with respect to the resolutions adopted, the votes of its representatives and the rationale and motivations underlying such vote as regards topics that affect the Spanish general interest or Spanish public safety. On the basis of the information received, the CNE may, during the one-month period following the corresponding shareholders or board meeting and after a hearing with ENEL ENERGY EUROPE S.r.l. and ENDESA, S.A., revoke any resolution that required the affirmative vote of the representatives of ENEL ENERGY EUROPE S.r.l. for its adoption if the CNE reasonably considers that such resolution could have an adverse effect on the Spanish general interest or Spanish public safety pursuant to the guidelines established by the Function relating to the control of ENEL S.p.A. by the Republic of Italy under which this Resolution is issued.

SEVEN. The CNE may review the conditions set forth in resolutions five and six if, as a result of repeated failures to comply with such conditions by ENEL ENERGY EUROPE S.r.l., Spanish general interest or Spanish public safety cannot be guaranteed.

EIGHT.  The conditions set forth in resolutions five, six and seven will be of no further effect, or if applicable, will be reviewed, if the CNE considers that the limitations to the acquisition of share capital of ENEL S.p.A. have been terminated and the ability of the Republic of Italy to intervene in ENEL S.p.A. or otherwise control its management have ceased to exist.

This Resolution may be appealed before the Minister of Industry, Tourism and Commerce pursuant to Additional Provision 11th, 3rd, 5 of the Law 34/1998 of October 7 on the Hydrocarbon Sector within one month from the day following receipt of this notice.